UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No___)

                             BVR Technologies, Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.01 per share
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                         (Title of Class of Securities)

                                    M2051410
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                                 (CUSIP Number)

                                 Mark Nordlicht
                     Platinum Partners Global Macro Fund, LP
                         152 W. 57th Street, 54th Floor
                               New York, NY 10019
                                 (212) 581-0500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. M2051410
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

         Platinum Partners Global Macro Fund, LP
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                (a) [X]
                                                                (b) [ ]
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(3)      SEC Use Only.

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(4)      Citizenship or Place of Organization.

         Cayman Islands
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                    (5) Sole Voting Power: 8,000,000

                    (6) Shared  Voting  Power:  0
Number of Shares
Beneficially        (7) Sole  Dispositive  Power:  8,000,000
Owned
by Each Reporting   (8) Shared Dispositive Power: 0
Person With
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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person.

         2,000,000 Ordinary Shares
         One A Warrant to purchase 2,000,000 Ordinary Shares
         One B Warrant to purchase 2,000,000 Ordinary Shares
         One C Warrant to purchase 2,000,000 Ordinary Shares
--------------------------------------------------------------------------------

The Reporting Person is not permitted to exercise the A Warrant, B Warrant or C Warrant on an exercise date in connection with that number of Ordinary Shares which would be in excess of the sum of (i) the number of Ordinary Shares beneficially owned by the Reporting Person and its affiliates on an exercise date, and (ii) the number of Ordinary Shares issuable upon the exercise of this Warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding Ordinary Shares on such date. This restriction may be revoked upon sixty-one (61) days prior notice from the Reporting Person to the Issuer.
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(10)     Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]


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(11)     Percent of Class Represented by Amount in Row 9.

         9.99%
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(12)     Type of Reporting Person (See Instructions).

         PN
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



CUSIP No. M2051410

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

         Platinum Partners Value Arbitrage Fund LP
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only.

--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization.

         Cayman Islands
--------------------------------------------------------------------------------

                    (5) Sole Voting Power: 12,000,000

                    (6) Shared  Voting  Power:  0
Number of Shares
Beneficially
Owned               (7) Sole Dispositive  Power:  12,000,000
by Each Reporting
Person With         (8) Shared Dispositive Power: 0
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person.

         3,000,000 Ordinary Shares
         One A Warrant to purchase 3,000,000 Ordinary Shares
         One B Warrant to purchase 3,000,000 Ordinary Shares
         One C Warrant to purchase 3,000,000 Ordinary Shares

The Reporting Person is not permitted to exercise the A Warrant, B Warrant or C Warrant on an exercise date in connection with that number of Ordinary Shares which would be in excess of the sum of (i) the number of Ordinary Shares beneficially owned by the Reporting Person and its affiliates on an exercise date, and (ii) the number of Ordinary Shares issuable upon the exercise of this Warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding Ordinary Shares on such date. This restriction may be revoked upon sixty-one (61) days prior notice from the Reporting Person to the Issuer.
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]


--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row 9.

         9.99%
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(12)     Type of Reporting Person (See Instructions).

         PN
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



Item 1.

(a) Name of Issuer.

BVR Technologies Ltd.

(b) Address of Issuer's Principal Executive Offices.

IES Building
32 Ben Gurion St.
Ramat Gan, Israel 52733

Item 2.

(a) Name of Person Filing.

Platinum Partners Global Macro Fund, LP
Platinum Partners Value Arbitrage Fund LP

(b) Address or Principal Business Office or, if none, Residence.

Platinum Partners Global Macro Fund, LP
152 W. 57th Street, 54th Floor, New York, NY 10019

Platinum Partners Value Arbitrage Fund LP
152 W. 57th Street, 54th Floor, New York, NY 10019

(c) Citizenship or Place of Organization.

Platinum Partners Global Macro Fund, LP - Cayman Islands
Platinum Partners Value Arbitrage Fund LP - Cayman Islands

(d) Title of Class of Securities.

Ordinary Shares, par value NIS 0.01 per share

(e) CUSIP No.

M2051410

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [ ]   An   investment    adviser   in    accordance    with   Rule
         13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Platinum Partners Global Macro Fund, LP

     (a) Amount Beneficially Owned: 8,000,000 Ordinary Shares

     (b) Percent of class: 9.99%

     (c) Number of shares as to which such  person  has:

         (i)      Sole  power to vote or to  direct  the  vote:  8,000,000

         (ii)     Shared power to vote or to direct the vote: 0

         (iii)    Sole  power  to  dispose  or to  direct  the  disposition  of:
                  8,000,000

         (iv)     Shared power to dispose or to direct the disposition of: 0

Item 4(a) and 4(c) above includes:

         o        2,000,000 Ordinary Shares

         o        One A Warrant to purchase 2,000,000 Ordinary Shares

         o        One B Warrant to purchase 2,000,000 Ordinary Shares

         o        One C Warrant to purchase 2,000,000 Ordinary Shares

The Reporting Person is not permitted to exercise the A Warrant, B Warrant or C Warrant on an exercise date in connection with that number of Ordinary Shares which would be in excess of the sum of (i) the number of Ordinary Shares beneficially owned by the Reporting Person and its affiliates on an exercise date, and (ii) the number of Ordinary Shares issuable upon the exercise of this Warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding Ordinary Shares on such date. This restriction may be revoked upon sixty-one (61) days prior notice from the Reporting Person to the Issuer.

Platinum Partners Value Arbitrage Fund LP

     (a)      Amount Beneficially Owned: 12,000,000 Ordinary Shares

     (b)      Percent of class: 9.99%

     (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote: 12,000,000 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 12,000,000 (iv) Shared power to dispose or to direct the disposition of: 0

Item 4(a) and 4(c) above includes:

         o        3,000,000 Ordinary Shares

         o        One A Warrant to purchase 3,000,000 Ordinary Shares

         o        One B Warrant to purchase 3,000,000 Ordinary Shares

         o        One C Warrant to purchase 3,000,000 Ordinary Shares

The Reporting Person is not permitted to exercise the A Warrant, B Warrant or C Warrant on an exercise date in connection with that number of Ordinary Shares which would be in excess of the sum of (i) the number of Ordinary Shares beneficially owned by the Reporting Person and its affiliates on an exercise date, and (ii) the number of Ordinary Shares issuable upon the exercise of this Warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding Ordinary Shares on such date. This restriction may be revoked upon sixty-one (61) days prior notice from the Reporting Person to the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2004

PLATINUM PARTNERS GLOBAL MACRO FUND, LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------------------
Name: Mark Nordlicht
Title: Director

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------------------
Name: Mark Nordlicht
Title: Director

                             JOINT FILING AGREEMENT

         In accordance with Rule 13k-1 under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value NIS 0.01 per share and A Warrant, B Warrant and C Warrant of BVR Technologies, Ltd., and further agrees that this Joint Filing Agreement be included as an exhibit to such filing.

Dated: March 2, 2004

PLATINUM PARTNERS GLOBAL MACRO FUND, LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------------------
Name: Mark Nordlicht
Title: Director

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------------------
Name: Mark Nordlicht
Title: Director